KPMG LLP
Chartered Accountants
St. Andrew’s Square II	Telephone (250) 480-3500
800-730 View Street	Telefax (250) 480-3539
Victoria BC V8W 3Y7	www.kpmg.ca

Securities and Exchange Commission
Washington, D.C. 20549

August 8, 2005

Ladies and Gentlemen:

We were previously principal accountants for Encore Clean Energy, Inc. and, under the date of April 19, 2005, we reported on the consolidated financial statements of Encore Clean Energy, Inc. as of and for the years ended December 31, 2004 and 2003. On August 5, 2005, our appointment as principal accountants was terminated. We have read Encore Clean Energy, Inc.’s statements included under Item 4.01 of its Form 8-K dated August 8, 2005, and we agree with such statements except that we are not in a position to agree or disagree with Encore Clean Energy, Inc.’s statement that the change was approved by the Board of Directors.

Very truly yours,